ISSUER FREE WRITING PROSPECTUS

Filed pursuant to Rule 433(f)

Registration No. 333-168905

August 6, 2013

STRATEGIC STORAGE TRUST, INC.

Strategic Storage Trust, Inc. (the “Company”) has filed a Registration Statement on Form S-11 (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, Select Capital Corporation, the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (866) 699-5338.

On July 30, 2013, The Orange County Register published an article after asking for and obtaining an interview with H. Michael Schwartz, the Chief Executive Officer and President of the Company. The full text of the article is reproduced below.

The Orange County Register is wholly unaffiliated with the Company, and neither the Company nor any of its affiliates has made any payment or given any consideration to The Orange County Register in connection with the article or any other matter published by The Orange County Register concerning the Company or any of its affiliates. The article published by The Orange County Register was not reviewed by the Company prior to its publication.

Corrections and Clarifications

The Company believes that the following information is appropriate to correct or clarify the information included in the article:

1. The statement “Today Strategic Storage Trust, Inc. is a $750 million company that offers 110 properties in 17 states and Canada” requires clarification in that, as stated in the Company’s most recent Form 10-Q, for the period ending March 31, 2013, the Company had approximately $625 million in assets including 110 properties in 17 states and Canada.

2. The article references “SmartStop Self Storage” and “SmartStop.” For clarification, “SmartStop Self Storage” and “SmartStop” are trademarks owned by Strategic Storage Holdings, LLC, the parent company of the Company’s advisor. The Company’s name is Strategic Storage Trust, Inc., but the properties it owns are branded under the SmartStop Self Storage tradename and the Company is permitted to use such trademark through a license agreement with Strategic Storage Holdings, LLC.

The full text of The Orange County Register article is as follows:

Strategic Storage Trust CEO talks about expanding business

By Marie Ekberg Padilla

2013-07-30 15:41:55

LADERA RANCH - During a time when many entrepreneurs took a step back, Ladera Ranch resident Michael Schwartz decided to take a risk and launch Strategic Storage Trust, Inc. in 2008. Schwartz, an investment entrepreneur with more than 23 years of experience in real estate, securities and corporate financial management, wanted to start his business close to home and opened Smartstop Self Storage on Terrace Road in Ladera Ranch. His decision paid off. Today Strategic Storage Trust, Inc. is a $750 million company that offers 110 properties in 17 states and Canada. SSTI is a real estate investment trust, which combines the capital of many investors to provide financing for commercial real estate.

Schwartz, chairman and CEO, talks about his business philosophy and vision for his company.

Q. What services does your company offer?

A. SmartStop Self Storage offers affordable, accessible and secure storage space for residential and commercial customers. Smartstop offers secure interior and exterior units as well as outside storage areas for vehicles, RVs and boats. Security features include keypad access, security gates and video surveillance.

Q. What is the difference between your self-storage company and other similar businesses?

A. We offer an entrepreneurial spirit, localized service and advanced technology. We recognize that many people today prefer to connect and communicate online, so we’ve tried to make that as easy as possible for them. SmartStop is extremely active on social media. We have a blog with storage and organizational tips, robust following on social media sites including Facebook, Twitter and YouTube, where you can see video jingles about SmartStop written by musicians - and amateurs - who entered our Facebook contest in 2011. SmartStop is also one of the first major self-storage companies to offer online auctions.

Q. How do the online auctions work?

A. A unit would be sold 67 days after the renter has not paid, however, each state has different lien laws and other factors that may delay the sale. The company is working with StorageBattles.com to offer online storage unit auctions where consumers can view as many available auctions as possible in the privacy of their own homes instead of driving to each individual property. Simply put, companies upload pictures of repossessed items and buyers submit offers until the bidding ends.

Q. What are some of the most unusual items you have seen stored in your Ladera Ranch location?

A. People store many items that are valuable to them personally. One man’s trash is another’s treasure. Many people store items and then forget what they have inside their unit. There is also many small businesses that utilize storage as an extra room.

Q. How is the company involved in the local community?

A. SmartStop has sponsored multiple events in Ladera Ranch, including the Freedom Run at the Ranch and the Ladera Ranch Grand Prix. This is home - for both my family and my company - and we want to be actively engaged in the community on many levels. We also sponsor select athletes who embody the spirit of SmartStop. SmartStop is a company that embraces people trying to reach new heights. Everyone thought we were foolish for starting up a real estate venture, but we became ‘The Little REIT (Real Estate Investment Trust) That Could,’ so we’re all about what is possible. SmartStop just signed on as sponsors of the Mount Everest expedition planned next year by Greg Paul, a veteran adventurer and climber who will attempt to reach the top of the world after undergoing his second knee replacement.

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